

07008156


SEC MAIL
RECEIVED
PROCESSING
AUG 2 9 2007
WASH, D.C.
186
SECTION

AB* 9/5

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66379

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centara Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8880 Rio San Diego Drive, 4th Floor
(No. and Street)

San Diego	CA	92108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Suzanne Bond (619) 398-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Suzanne Bond, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centara Capital Securities, Inc., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of San Diego } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1

2

3

4

5

6 ______________________ Signature of Document Signer No. 1 ______________________ Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 27 (Date) day of July (Month) 2007 (Year), by

(1) Suzanne Bond (Name of Signer),

☒ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________ (Name of Signer),

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)



ELIZABETH J. DUFFIELD
Commission # 1716444
Notary Public - California
San Diego County
MyComm. Expires Jan 13, 2011

Place Notary Seal Above

______________________ Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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SEC MAIL
RECEIVED
PROCESSING
AUG 2 9 2007
WASH. D.C.
186
SECTION

CENTARA CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2007

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Centara Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Centara Capital Securities, Inc. as of June 30, 2007 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Centara Capital Securities, Inc. as of June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
July 27, 2007

CENTARA CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2007

ASSETS

Cash and cash equivalents	$ 368,498
Concessions receivable	137,889
Other	14,616
TOTAL ASSETS	$ 521,003

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Related party payable	$ 158,090
Other	17,081
Total Liabilities	$ 175,171
SHAREHOLDERS' EQUITY	
Common stock, no par value; authorized 10,000 shares; issued and outstanding 5,000 shares	$ 10,000
Additional paid-in capital	445
Retained earnings	335,387
Total Shareholders' Equity	$ 345,832
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 521,003

The accompanying notes are integral part of this financial statement.

CENTARA CAPITAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2007

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a wholly owned subsidiary of Centara Capital Group, Inc., was incorporated in the state of California on April 17, 2003. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD). The Company's principal business activity is the sale of securities. Operations began July, 2004.

Securities Owned - Securities positions are valued at market value or estimated fair value as determined by the board of directors. The resulting difference between cost and market (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CENTARA CAPITAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2007

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2007 the Company's net capital and required net capital were $195,810 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 89%.

NOTE 3 - RELATED PARTY TRANSACTIONS

As previously mentioned, the Company is wholly owned by Centara Capital Group, Inc. (CCG)

The Company is also affiliated through common ownership and management with Centara Capital Management Group, Inc. (CCM), Centara Real Estate Services, Inc. and Centara Capital Consulting, Inc.

Pursuant to an agreement dated April 1, 2004, CCM has provided office space, administrative and clerical services to the Company. As consideration for these services provided, the Company is to pay CCM $2,364 monthly or at other intervals and are allocated as follows:

	One Month	Year Ended June 30,2007
Occupancy	$ 978	$ 11,736
Communications	546	6,552
Professional fees	750	9,000
Other	90	1,080
Total	$ 2,364	$ 28,368

This agreement is set to terminate on April 1, 2009. Other items are included therein. Also, at June 30, 2007, $92,000 and $66,090 was owed to CCG and CCM respectively.

NOTE 4 - INCOME TAXES

The Company has elected to file as an S Corporation for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholder of the Company.

NOTE 5 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

In order to facilitate securities transactions on behalf of its customers, the Company, in July, 2006, entered into an agreement with another broker/dealer (Initial Introducing Broker/dealer) and the Initial Introducing Broker/dealer's clearing broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, through the Initial Introducing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Initial Introducing Broker/dealer and the Clearing Broker/dealer. As part of the terms of these agreements, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

The initial term of the agreement is five years and automatically renews for one year terms, unless terminated by either party. Termination fees are to be paid if the Company terminates the agreement prior to end of initial term. These fees are based on projected loss of revenues by Clearing Broker/dealer, not to exceed $300,000, and are calculated at $59,961 as of June 30, 2007

END